Mail Stop 4561

October 3, 2008

Joseph K. Petter
President
Global General Technologies, Inc.
10120 S Eastern Avenue, Suite 200
Henderson, NV 89052

> **Re: Global General Technologies, Inc.**
> **Forms 10-KSB and 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-28417**

Dear Mr. Petter:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant